SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Agnico-Eagle Mines Limited

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario  M5C 2Y7

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release dated May 8, 2008 announcing First Quarter 2008 Results and the initial start-up at New Goldex Mine

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: May 9, 2008	By:	/s/ R. Gregory Laing

	Name:	R. Gregory Laing
	Title:	General Counsel, Sr. Vice President Legal and Corporate Secretary

2

AGNICO-EAGLE MINES LIMITED

News Release

Stock Symbol:	AEM (NYSE and TSX)	For further information:
David Smith; VP, Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS STRONG FIRST QUARTER 2008 RESULTS;

INITIAL START-UP AT NEW GOLDEX MINE

Toronto (May 8, 2008) – Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $28.9 million, or $0.20 per share for the first quarter of 2008.  This result includes a non-cash foreign currency translation gain of $8.9 million, or $0.06 per share.  Additionally, the non-cash stock option expense totaled $12.8 million, or $0.09 per share in the first quarter.  In the first quarter of 2007, the Company reported net income of $24.9 million, or $0.21 per share.

First quarter cash provided by operating activities decreased slightly to $53.8 million from $56.1 million in the first quarter of 2007, as sharply higher gold prices were offset by lower gold production and increased exploration and tax expenditures.

“Strong financial results were achieved once again this quarter from our LaRonde operation.  With the new Goldex mine starting operations in April and our new Kittila mine expected to open this September, we expect to see improving cash flows over the next several quarters”, said Sean Boyd, Vice-Chairman and Chief Executive Officer.  “In addition, we remain excited about the potential to continue to increase our gold reserves and resources in 2008 and the possibilities this may bring for further production growth at our existing projects”, added Mr. Boyd.

First quarter 2008 highlights include:

•                  Strong Operating Results – good metal output and cost control contributed to solid operating earnings and strong cash flow

•                  Low Costs - Low total cash costs per ounce(1) at LaRonde of minus $399

•                  Progress On Gold Production Growth – new Goldex gold mine now commissioning.  Kittila gold mine project on track for 2008 production

•                  Significant Exploration Upside – continuing to receive encouraging results outside of currently known reserve/resource envelopes at Pinos Altos and Kittila

The Company’s financial position remains strong with cash and cash equivalents of $294.4 million at March 31, 2008 and a substantially undrawn $300 million five-year unsecured revolving credit facility.  The Company’s cash position decreased $101.6 million in the first quarter largely due to the $158.0 million invested in the Company’s gold growth projects during the quarter.

(1) Total cash costs per ounce is a non-GAAP measure.  For reconciliation of total cash costs per ounce to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

Payable gold production(2) in the first quarter of 2008 was 50,892 ounces at total cash costs per ounce of minus $399.  This compares with payable gold production of 58,588 ounces, at total cash costs per ounce of minus $332, in the first quarter of 2007.  The decrease in production was largely due to lower gold grades mined as a result of the mining of currently economic, but lower grade, parts of the orebody.

For the full year, gold production from LaRonde, Goldex and Kittila is still forecast to total 358,000 ounces.

Shareholders’ Meeting Tomorrow

The Company will host its Annual and Special Meeting of Shareholders on Friday, May 9, 2008 at 11:00 a.m. (E.D.T.) at the King Edward Hotel, 37 King St. E., in Toronto, Canada.  Management will review the Company’s financial results for the first quarter 2008 and provide an update of its exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3417 or Toll Free 1-800-732-9307.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial the toll-free access number 1-877-289-8525, passcode 21259717#. The conference call will be replayed from Friday, May 9, 2008 at 1:30 PM (E.D.T.) to Friday, May 16, 2008 11:59 PM (E.D.T.).

The webcast along with presentation slides will be archived for 180 days on the website.

LaRonde Mine - Strong Production and Cost Control Performance Continues

The LaRonde mill processed an average of 7,431 tonnes of ore per day in the first quarter of 2008, compared with an average of 7,461 tonnes per day in the first quarter of 2007.  LaRonde has now been operating at an average of more than 7,300 tonnes per day for more than four years, continuing to demonstrate the reliability of this world class mine.

Minesite costs per tonne(3) were approximately C$65 in the first quarter.  These costs are slightly higher than the C$64 per tonne experienced in the first quarter of 2007, largely due to the general increase in costs in the industry.  The forecast for minesite costs per tonne at LaRonde continue to be C$66 for the full year, again largely due to industry-wide cost pressures.

(2) Payable gold production means the quantity of a mineral produced during a period contained in products that are sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(3) Minesite costs per tonne is a non-GAAP measure.  For reconciliation of this measure to production costs, as reported in the financial statements, see Note 1 to the financial statements at the end of this news release.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce remained very low by industry standards, at minus $399 in the first quarter.  This compares with the results of the first quarter of 2007 when total cash costs per ounce were minus $332.  The decrease in total cash costs is due to higher byproduct revenues resulting from higher realized prices for silver and copper and increased zinc production, offset slightly by lower zinc prices.

Cash Position Remains Strong, Despite Large Investments in Gold Growth

Cash and cash equivalents decreased to $294.4 million at March 31, 2008 from the December 31, 2007 balance of $396.0 million.  As expected, all of the Company’s operating cash flow and a portion of its existing cash balances were reinvested in its gold growth projects.  During the quarter, Agnico-Eagle added $53.8 million of cash provided by operating activities.  Capital expenditures in the quarter totaled $158.0 million, including $40.3 million on the construction of Meadowbank, $25.4 million on Goldex, $38.1 million at Kittila, $9.4 million on the LaRonde Extension, $22.4 million at Pinos Altos and $14.4 million at Lapa.

The Company’s cash position is anticipated to decrease further in 2008 as the Company expects to spend more than $550 million on capital expenditures related to its development projects, as previously disclosed in Agnico-Eagle’s press release of December 10, 2007.  This capital expenditure estimate was based upon foreign currency exchange rates of $1.146 C$/US$ and 1.288 US$/Euro.  At current exchange rates, and considering industry-wide cost escalation, this capital expenditure estimate is likely to increase.

However, with large cash balances, strong cash flows, no long term debt, and substantially undrawn bank lines of $300 million, Agnico-Eagle is fully funded for the development and exploration of its existing pipeline of gold projects in Canada, Finland and Mexico.

New Goldex Mine Commissioning; Four More New Gold Mines Under Construction

At the 100% owned Goldex mine in northwestern Quebec, proven and probable reserves are 1.6 million ounces of gold (23.1 million tonnes grading 2.2 grams per tonne).  Current reserves are estimated to be sufficient for a nine year mine life with expected annual production averaging 175,000 ounces.  With a large additional resource, the mine remains open for expansion.  Please see the table titled “Detailed Mineral Reserve and Resource Data – December 31, 2007” later in this press release for further detail.

The initial ore was fed into the Goldex mill in the third week of April and commissioning is underway.  The mill is currently operating at approximately 4,400 tonnes per day and the initial gold pour was performed on May 7, 2008.  Commercial production (70% capacity for 30 consecutive days) is expected to be declared in mid-2008.  The full production rate of 6,900 tonnes per day is expected by September 2008.  Current production is sourced from the surface stockpile of approximately 254,000 tonnes (grading 2.02 grams per tonne).

Construction commenced at the 100% owned Kittila mine project in northern Finland in the second quarter of 2006.  The project is expected to produce an average of 150,000 ounces of gold per year over its estimated mine life of 13 years.  Kittila has probable gold reserves of 3.0 million ounces (18.2 million tonnes grading 5.1 grams per tonne).

Most of the major components of the semi-autogenous, or SAG, mill have been delivered to site and mechanical installation has begun. The interior brick work on the autoclave is nearing completion and piping has started.  The plant is on schedule for an August 2008 start up of the grinding and flotation circuits, while the pressure oxidation circuit is expected to begin operation this September.  Overall, pit stripping, infrastructure construction and equipment delivery at Kittila are on schedule for the September 2008 mine start up.

Drilling from surface is ongoing to convert resources to reserves and to extend the overall envelope.  Currently four surface drills and one underground drill are in operation.  A fifth surface drill will be added later this month.  Three drills have been working on the resource to reserve conversion program while two have been focusing on the deep exploration program.

Some results from the deep exploration program have been previously released but these results have not been included in the current reserves or resources (see press releases on February 15, 2008 and May 9, 2007).  It is expected that the assays of more recent drill holes will be received by mid-year 2008, when a further exploration and resource update is planned.   Considering the growth in reserves and resources to date, the Company has begun to contemplate future increases to the production rate and also methods to access the deeper mineralization at Kittila.

At the 100% owned Lapa mine project in northwestern Quebec, the final phase of construction commenced in the second quarter of 2006.  Proven and probable gold reserves of 1.1 million ounces (3.8 million tonnes grading 8.9 grams per tonne) are expected to support estimated annual production of 125,000 ounces per year over an anticipated mine life of seven years.

Lateral and vertical raise development is well underway with a lateral advance of more than 1,600 metres completed by the end of the first quarter.  Construction of the surface service facilities is proceeding well.  Initial production from Lapa is expected to begin in mid-2009.

At the 100% owned LaRonde mine in northwestern Quebec, construction commenced in the second quarter of 2006 on the infrastructure extension at depth.  Proven and probable reserves of 5.0 million ounces (34.9 million tonnes grading 4.4 grams per tonne) are expected to support a mine life through 2021.  Annual gold production is anticipated to average 340,000 ounces over the remaining 14 year mine life.

During the first quarter, the winze excavation reached the Level 215 station (2150 metres below surface) where ground support and concrete work was completed at the brow.  The first bench in the shaft was blasted in March 2008.  The blasting of the waste silo collar and the installation of the steel, including liners of the silo, were completed in March 2008.  The construction of the cooling facility and electrical substation on Level 170 are ongoing.

At the 100% owned Pinos Altos mine project in northern Mexico, the property has probable gold reserves of 2.5 million ounces (24.7 million tonnes grading 3.2 grams per tonne).  Additionally, the property contains a large silver reserve of over 73.1 million ounces ( from the same 24.7 million tonnes grading 92.2 grams per tonne).  The project was approved for construction in August 2007.  Average annual production is expected to be approximately 190,000 ounces of gold over an estimated 12 year mine life with start-up expected in mid-2009.

All the necessary land agreements with the four local ejidos have been established and in April 2008 the Company received official recognition as a “socially responsible company” from the State of Chihuahua for its community efforts.

The construction of a 2,800 metre underground exploration ramp commenced in March 2007 and has advanced approximately 1,200 metres.  Additionally, the development of the production decline has advanced approximately 450 metres and site preparation for the start of surface construction is underway.  The first pieces of the surface mining fleet have been delivered and pre-production stripping of the Santo Nino pit has commenced.

Surface and underground drilling on the main Pinos Altos property also continued during the first quarter with early results continuing to support the effort to convert resources to reserves and to extend the known mineralized boundaries, particularly at Cerro Colorado.

Exploration drilling also continues on the Creston/Mascota area.  This region, approximately 10 kilometres northwest of Santo Nino, currently has an inferred gold resource of 7.7 million tonnes grading 1.4 grams per tonne gold and 16.2 grams per tonne silver.   The resource could possibly be processed via heap leach although a milling option is also being contemplated.  An initial scoping study, on what could be a stand-alone mining operation, is expected to be completed by the end of 2008.

Negotiations for additional surface rights with the underlying royalty holder are ongoing.  If these negotiations are not successful, modifications to the proposed mining sequence in the base case feasibility study may be implemented and the construction schedule may be delayed as a result.

Agnico-Eagle’s 100% owned Meadowbank project in Nunavut has probable gold reserves of 3.5 million ounces (29.3 million tonnes grading 3.7 grams per tonne).  With a large additional gold resource, the project remains open for expansion.  Initial gold production is anticipated by January 2010. Annual gold production is currently estimated to average 360,000 ounces over the estimated nine year life of the mine.

The all-weather road from the deep-water port at Baker Lake to the Meadowbank project site was substantially completed in the first quarter of 2008.  Construction of the permanent camp facilities is underway with approximately 64 beds available at the end of the first quarter 2008.  Detailed engineering, sourcing and acquisition of the major capital equipment are ongoing.  The first pieces of the major capital equipment have already been delivered to the site.

Surface diamond drilling has resumed with four rigs in operation.  The immediate focus is to confirm the gold mineralization between the Goose Island and Portage Zones.  Additionally, targets include resource conversion at Goose Island and Goose South.  Total exploration drilling in 2008 is expected to total approximately 25,000 metres.  Surface prospecting is also planned for the large 49,000 hectare property position to follow up on approximately 40 other known gold occurrences recorded by the previous owner of the property, as well as anomalous base metal showings discovered late last year.  To this end, a new exploration camp with 82 beds is expected to be constructed this May, approximately 10 kilometres south of the mine site.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde Mine is Canada’s largest gold deposit in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has paid a cash dividend for 26 consecutive years.

AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2008	2007
Income and cash flows

Revenues from mining operations	$119,134	$100,730
Production costs	43,651	36,178
Gross profit (exclusive of amortization shown below)	$75,483	$64,552
Amortization	7,030	6,928
Gross profit	$68,453	$57,624

Net income for the period	$28,908	$24,922
Net income per share (basic)	$0.20	$0.21
Net income per share (diluted)	$0.20	$0.20
Cash provided by operating activities	$53,824	$56,066
Cash used in investing activities	$(160,771)	$(79,294)
Cash provided by (used in) financing activities	$6,484	$(10,663)
Weighted average number of common shares outstanding — basic (in thousands)	143,372	121,159
Tonnes of ore milled	676,182	671,484
Head grades:
Gold (grams per tonne)	2.60	3.00
Silver (grams per tonne)	64.62	84.40
Zinc	3.83%	3.71%
Copper	0.28%	0.39%
Recovery rates:
Gold	90.04%	90.66%
Silver	85.97%	87.40%
Zinc	88.80%	85.30%
Copper	85.18%	84.80%
Payable production:
Gold (ounces)	50,892	58,588
Silver (ounces in thousands)	1,026	1,397
Zinc (tonnes)	19,467	17,944
Copper (tonnes)	1,453	1,990
Payable metal sold:
Gold (ounces)	51,596	56,758
Silver (ounces in thousands)	1,018	1,624
Zinc (tonnes)	18,710	17,767
Copper (tonnes)	1,421	1,978
Realized prices (US$):
Gold (per ounce)	$1,089	$669
Silver (per ounce)	$19.91	$13.82
Zinc (per tonne)	$2,530	$2,798
Copper (per tonne)	$10,559	$6,090
Total cash costs (per ounce) (US$):
Production costs	$858	$617
Less: Net byproduct revenues	(1,237)	(1,071)
Inventory adjustments	(14)	126
Accretion expense and other	(6)	(4)
Total cash costs (per ounce)(1)	$(399)	$(332)
Minesite costs per tonne milled (C$)(1)	$65	$64

(1) Total cash costs (per ounce) and minesite costs per tonne milled are non-GAAP measures.  For a reconciliation of these measures to production costs in the financial statements, see note 1 to these financial statements.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at March 31, 2008	As at December 31, 2007
ASSETS
Current
Cash and cash equivalents	$294,419	$396,019
Metals awaiting settlement	93,525	79,419
Inventories:
Ore stockpiles	4,702	5,647
Concentrates	2,635	1,913
Supplies	15,342	15,637
Other current assets	110,495	107,459
Total current assets	521,118	606,094

Other assets	16,127	16,436
Future income and mining tax assets	24,181	5,905
Property, plant and mine development	2,258,058	2,107,063
	$2,819,484	$2,735,498

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$125,516	$108,227
Dividends payable	438	26,280
Income taxes payable	4,648	—

Total current liabilities	130,602	134,507

Reclamation provision and other liabilities	57,990	57,941

Future income and mining tax liabilities	505,283	484,116

Shareholders’ equity
Common shares
Authorized — unlimited
Issued — 143,690,233 (December 31, 2007 — 142,403,379)	1,972,399	1,931,667
Stock options	29,708	23,573
Contributed surplus	15,166	15,166
Retained earnings	141,148	112,240
Accumulated other comprehensive loss	(32,812)	(23,712)

Total shareholders’ equity	2,125,609	2,058,934
	$2,819,484	$2,735,498

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2008	2007

REVENUES
Revenues from mining operations	$119,134	$100,730
Interest and sundry income	4,115	5,274
Gain on sale of available-for-sale securities	406	1,865
	123,655	107,869
COSTS AND EXPENSES
Production	43,651	36,178
Loss on derivative financial instruments	—	6,128
Exploration and corporate development	8,898	5,829
Amortization	7,030	6,928
General and administrative	19,868	9,053
Provincial capital tax	869	1,062
Interest	1,054	751
Foreign currency loss (gain)	(8,889)	(1,267)

Income before income, mining and federal capital taxes	51,174	43,207
Income and mining tax expense	22,266	18,285

Net income for the period	$28,908	$24,922

Net income per share — basic	$0.20	$0.21
Net income per share — diluted	$0.20	$0.20

Weighted average number of shares outstanding (in thousands)
Basic	143,372	121,159
Diluted	144,375	125,649

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended March 31,
	2008	2007
Operating activities
Net income for the period	$28,908	$24,922
Add (deduct) items not affecting cash:
Amortization	7,030	6,928
Future income and mining taxes	15,699	16,330
Unrealized loss on derivative contracts	—	5,723
Gain on sale of available-for-sale securities	(406)	(1,865)
Amortization of deferred costs and other	3,609	4,449
Changes in non-cash working capital balances
Metals awaiting settlement	(14,106)	9,807
Income taxes payable	4,648	3,191
Other taxes recoverable	—	3,169
Inventories	147	(2,591)
Other current assets	(8,994)	(7,053)
Accounts payable and accrued liabilities	17,289	(6,944)

Cash provided by operating activities	53,824	56,066

Investing activities
Additions to property, plant and mine development	(158,030)	(62,974)
Acquisition, investments and other	(2,741)	(16,320)

Cash used in investing activities	(160,771)	(79,294)

Financing activities
Dividends paid	(23,779)	(13,406)
Proceeds from common shares issued	30,263	2,743

Cash provided by (used in) financing activities	6,484	(10,663)

Effect of exchange rate changes on cash and cash equivalents	(1,137)	2,889

Net increase in cash and cash equivalents during the period	(101,600)	(31,002)
Cash and cash equivalents, beginning of period	396,019	458,617

Cash and cash equivalents, end of period	$294,419	$427,615

Other operating cash flow information:
Interest paid during the period	$683	$589
Income, mining and capital taxes paid during the period	—	$25

Note 1: Reconciliation of Total Cash Costs Per Ounce and Minesite Costs Per Tonne

(thousands of dollars, except where noted)	Three months ended March 31, 2008	Three months ended March 31, 2007

Production costs per Consolidated Statements of Income	$43,651	$36,178
Adjustments:
Byproduct revenues	(62,943)	(62,744)
Inventory adjustment(i)	(730)	7,400
Non-cash reclamation provision	(306)	(263)

Cash operating costs	$(20,328)	$(19,429)

Gold production (ounces)	50,892	58,588

Total cash costs (per ounce)(ii)	$(399)	$(332)

(thousands of dollars, except where noted)	Three months ended March 31, 2008	Three months ended March 31, 2007

Production costs per Consolidated Statements of Income	$43,651	$36,178
Adjustments:
Inventory adjustments(iii)	999	1,001
Non-cash reclamation provision	(306)	(263)

Minesite operating costs (US$)	44,344	$36,916

Minesite operating costs (C$)	43,995	$42,682

Tonnes of ore milled (000’s tonnes)	676	672

Minesite costs per tonne (C$)(iv)	$65	$64

Notes:

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)           Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)          This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)          Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Detailed Mineral Reserve and Resource Data – December 31, 2007

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Au (000’s oz.)	Tonnes (000’s)
Proven Mineral Reserve
Goldex	2.23				18	250
Lapa	10.65				1	2.8
LaRonde	2.77	73.80	0.33	3.81	416	4,672
Subtotal Proven Mineral Reserve	2.75				435	4,924
Probable Mineral Reserve
Goldex	2.20				1,616	22,849
Kittila	5.12				2,996	18,205
Lapa	8.86				1,070	3,756
LaRonde	4.67	34.61	0.30	1.67	4,542	30,225
Meadowbank	3.67				3,453	29,261
Pinos Altos	3.21	92.21			2,547	24,657
Subtotal Probable Mineral Reserve	3.91				16,224	128,952
Total Proven and Probable Mineral Reserves	3.87				16,659	133,877

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Bousquet	5.63				1,704
Ellison	5.68				415
Goldex	2.75				304
Kittila	3.03				5,416
Lapa	4.48				865
LaRonde	2.14	25.33	0.14	1.70	5,643
Meadowbank	2.30				14,582
Pinos Altos	1.36	49.88			6,182
Total Indicated Resource	2.48				35,111

Category and Zone	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Tonnes (000’s)
Bousquet	7.45				1,667
Ellison	5.81				786
Goldex	2.35				11,889
Kittila	3.39				10,832
Lapa	8.96				759
LaRonde	6.26	22.65	0.47	1.07	4,723
Meadowbank	3.49				3,434
Pinos Altos	1.44	24.08			12,237
Total Inferred Resource	3.19				46,326

Tonnage amounts and contained metal amounts presented in the tables in this news release have been rounded to the nearest thousand.  Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this press release has been prepared as at May 8, 2008. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely” and similar expressions are intended to identify forward-looking statements or information.

Such statements include without limitation: the Company’s estimates of production, including estimated ore grades, metal production, life of mine horizons, forecast total cash costs and minesite costs, actual production estimates and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; the Company’s cash position and other statements and information regarding anticipated trends with respect to the Company’s operations and exploration. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle’s development projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its development plans relating to such projects; that the exchange rate between the Canadian dollar, European Union Euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this press release or the Company’s Form 20-F referred to below; prices for gold, silver, zinc and copper will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that production meets expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of ongoing development projects; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Company’s Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2007, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and

Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure and actual results and final decisions may be materially different from those current anticipated.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may also use the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific And Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  Estimates were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination which Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimate reported by the Company on February 15, 2008 were based on three-year average prices for the period ending December 31, 2007 of $583 per ounce gold, $10.77 per ounce silver,

$1.19 per pound zinc, $2.65 per pound copper and C$/US$, US$/Euro, and Mexican Peso/US$ exchange rates of 1.14, 1.29 and 10.91, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are not a subset of mineral resources.

A Qualified Person, Dyane Duquette P.Geo., Assistant Superintendent of Technical Services for the Goldex project, was responsible for the mineral reserve and mineral resource estimate at the Goldex project. Additional information regarding the Goldex mineral resource and mineral reserve estimate required by Canadian securities laws is set out in the Company’s Technical Report for the Goldex Project that was filed on SEDAR on October 27, 2005 and in the Company’s press release dated February 15, 2008.

The Kittila mine project mineral resource and mineral reserve estimate was prepared by Jyrki Korteniemi, the Superintendent of Geology for the Kittila Project under the supervision of a Qualified Person, Marc Legault P.Eng., the Company’s Vice-President, Project Development. Additional information regarding the Kittila mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Kittila Project that was filed on SEDAR on March 14, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the Superintendent of Geology for the Lapa mine project. Additional information regarding the Lapa mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Lapa Project that was filed on SEDAR on June 8, 2006 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the LaRonde mineral reserve and resource estimate is François Blanchet Ing., Superintendent of Geology for the LaRonde Division. The effective date of the estimate is December 31, 2007. Additional information regarding the LaRonde mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the LaRonde Project that was filed on SEDAR on March 23, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Meadowbank mineral resource estimate is Daniel Doucet Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Additional information regarding the Meadowbank mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Meadowbank Project that was filed by Cumberland Resources Ltd. on SEDAR on March 31, 2005 and in the Company’s press release dated February 15, 2008.

The Qualified Person responsible for the Pinos Altos mineral resource and reserve estimate is Daniel Doucet, Ing., Principal Engineer Geology for the Company’s Technical Services Group, Abitibi Regional Office. Additional information regarding the Pinos Altos mineral resource and mineral reserve required by Canadian securities laws is set out in the Company’s Technical Report for the Pinos Altos Project that was filed on SEDAR on September 24, 2007 and in the Company’s press release dated February 15, 2008.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault, the Company’s Vice President, Project Development, a “Qualified Person” for the purposes of NI 43-101.

Note Regarding Certain Measures Of Performance

This press release presents measures including “total cash costs per ounce” and “minesite cost per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year over year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP.  The Company provides a reconciliation of realized total cash costs per ounce and minesite costs per tonne to the most comparable US GAAP measures in its annual and interim filings with securities regulators in Canada and the United States.  A reconciliation of the Company’s total cash cost per ounce and minesite cost per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out in Note 1 to the financial statements included herein.